EXHIBIT 99.1

Blue Hat Regains Compliance with Nasdaq Minimum Bid Price Requirement

Xiamen, China – April 7, 2025: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a Cayman Islands company, today announced that on April 2, 2025, it received a letter (the “Letter”) from the Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Company that it has regained compliance with the Nasdaq Capital Market’s minimum bid price requirement and the matter is closed.

As previously reported, on September 6, 2024, Nasdaq notified the Company that the bid price of its listed securities had closed at less than $1.00 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company was provided 180 calendar days, or until March 5, 2025, to regain compliance with this rule. On January 24, 2025, the Company received a delisting determination (the “Delisting Determination”), as the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days. Delisting Determination ended the aforementioned compliance period before its expiration. The Company timely requested an appeal of the Delisting Determination to the hearing panel and was granted until March 31, 2025 to cure such Minimum Price Deficiency.

The Letter noted that as of March 28, 2025, Blue Hat evidenced a closing bid price of its ordinary shares at or greater than $1.00 per share minimum requirement for the past 10 consecutive trading days. Accordingly, Blue Hat has regained compliance with Nasdaq Minimum Bid Price Requirement.

The Company will be subject to a mandatory panel monitor for a period of one year from the date of the Letter, or until April 2, 2026 to monitor the Company’s continued compliance with Minimum Bid Price Requirement, pursuant to Nasdaq Listing Rule 5815(d)(4)(B). Should the Company fail to meet the Minimum Bid Price Requirement for a period of 30 consecutive trading days, the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period. The Staff will issue a delist determination letter and the Company will have an opportunity for a new hearing with the initial panel or a newly convened hearings panel if the initial panel is unavailable.

About Blue Hat

Blue Hat was formerly a provider of communication services, as well as a producer, developer, and operator of AR interactive entertainment games, toys, and educational materials in China. Leveraging years of technological accumulation and unique patented technology, Blue Hat is expanding its business to commodity trading, aiming to become a leading intelligent commodity trader worldwide. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology

Phone: +86(592)228-0010

Email: ir@bluehatgroup.net